Pursuant to a Board approved vote on May 10, 2006, Fidelity Total Bond Fund and the hanging advisor classes have approved a policy change to increase the fund's limit on high yield and emerging market debt securities from 15% to 20%, to give the fund flexibility to increase its investments in high yield securities when appropriate.